SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No.  4  )*

                    American Exploration Company
                         (Name of Issuer)

                 Common Stock, par value $.05 per share

                  (Title of Class of Securities)


                          (CUSIP Number)


                         Peter E. Lorenzen
                      Snyder Oil Corporation
                          777 Main Street
                            Suite 2500
                       Fort Worth, TX  76102
                            (817) 338-4043

          (Name, Address, and Telephone Number of Person
         Authorized to Receive Notices and Communications)


             (Date of Event which Requires Registrant
                        of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following pages)
                        Page 1 of 91 Pages
CUSIP No. 025762-10-5        13D    Page  2  of  3  Pages

  1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person
   Snyder Oil Corporation
     I.R.S. Identification No. 75-2306158

2  Check the Appropriate Box if a Member of a Group*  (a)

                                                      (b)

3  SEC USE ONLY


4  Source of Funds*
            WC BK


5  Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)


6  Citizenship or Place of Organization
             Delaware

                7 Sole Voting Power
    Number of       7,610,538
     Shares
  Beneficially  8 Shared Voting Power
    Owned By          0
      Each
    Reporting   9 Sole Dispositive Power
     Person         7,610,538
      With
                10Shared Dispositive Power
                      0

11 Aggregate Amount Beneficially Owned by Each Reporting
   Person
              7,610,538

12 Check Box if the Aggregate Amount in Row (11) Excludes
   Certain Shares*


13 Percent of Class Represented by Amount in Row (11)
              10.8%

14 Type of Reporting Person*
        CO


               *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 5.   Interest in Securities of the Issuer.

Item 5 is amended to add the following:

     On May 18, 1994, SOCO holds 7,610,538 shares of Common Stock, representing approximately 10.8% of the 70,513,500 shares of Common Stock as of May 9, 1994 as reported by the Issuer in its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1994.

     During the 60 days prior to the date hereof, SOCO has effected the following purchases of the Common Stock:

                    Number of        Price
Date                 Shares        Per Share

March    29, 1994     675,000      $1.4375
April    13, 1994     240,000      $1.3750
May      17, 1994     600,600      $1.2500
May      18, 1994      30,000      $1.2500


All such transactions were market purchases.

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  May 18, 1994
                                   SNYDER OIL CORPORATION

                              By:  /s/Peter E. Lorenzen
                                   Peter E. Lorenzen
                                   Vice President